Exhibit 99.1

FENBO HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024 and June 30, 2025

F-1

FENBO HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands, except for share and per share data or otherwise noted)

	As of
	December 31, 2024	June 30, 2025
	HK$’000	HK$’000	US$’000
Assets
Current Assets
Cash and cash equivalents	27,476	28,260	3,600
Accounts receivable, net	37,342	30,195	3,847
Inventories	11,502	9,602	1,223
Prepaid expenses and other current assets	3,679	3,462	441
Total current assets	79,999	71,519	9,111

Property, plant and equipment, net	1,118	973	124
Right-of-use assets	15,295	14,600	1,860
Total non-current assets	16,413	15,573	1,984
TOTAL ASSETS	96,412	87,092	11,095
Liabilities
Current liabilities
Bank loan - current	11,000	11,000	1,401
Accounts payable	15,223	13,309	1,696
Other payables and accrued liabilities	6,313	5,577	711
Lease liabilities - current	5,822	7,029	895
Amounts due to related parties	3,056	380	48
Total current liabilities	41,414	37,295	4,751
Non-current liabilities
Lease liabilities - non-current	9,482	7,587	967

TOTAL LIABILITIES	50,896	44,882	5,718

Commitments and contingencies	-	-	-
Shareholders’ equity
Preference shares US$0.0001 par value per share; 3,000,000 authorized capital; nil shares issued and outstanding
Ordinary shares US$0.0001 par value per share 300,000,000 authorized capital; 11,062,500 shares issued and outstanding	9	9	1
Additional paid-in capital	30,570	30,570	3,895
Statutory reserve	2,806	2,806	357
Retained earnings	13,239	9,413	1,199
Accumulated other comprehensive income	(1,108)	(588)	(75)
Total shareholders’ equity	45,516	42,210	5,377
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	96,412	87,092	11,095

F-2

FENBO HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSSES

(Amount in thousands, except for share and per share data or otherwise noted)

	For the six months ended June 30,
	2024	2025	2025
	HK$’000	HK$’000	US$’000
Revenues	66,887	42,695	5,439
Cost of sales	(51,948)	(36,203)	(4,612)
Gross profit	14,939	6,492	827
Operating expenses:
Selling and marketing expenses	(1,106)	(685)	(87)
General and administrative expenses	(16,050)	(9,414)	(1,199)
Total operating expenses	(17,156)	(10,099)	(1,286)

Loss from operations	(2,217)	(3,607)	(459)
Other income (expenses)
Exchange gain, net	216	-	-
Interest income	253	25	3
Interest expense	(304)	(479)	(61)
Government grant	140	-	-
Other income, net	87	235	30
Total other income (expenses), net	392	(219)	(28)

Loss before tax expense	(1,825)	(3,826)	(487)
Income tax expense	(76)	-	-
Net loss	(1,901)	(3,826)	(487)
Other comprehensive income
Foreign currency translation loss, net of tax	(600)	(520)	(66)

Total comprehensive loss	(2,501)	(4,346)	(553)

Net loss per share attributable to ordinary shareholders
Basic and diluted (cents)	(17.19)	(34.59)	(4.40)
Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted (cents)	11,057,005	11,062,500	11,062,500

F-3

FENBO HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amount in thousands, except for share and per share data or otherwise noted)

	Shares	Amount	Additional paid-in capital	Statutory reserve	Accumulated other comprehensive income	Retained earnings	Total equity
		HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
As of January 1, 2024	11,000,000	9	28,494	2,806	(254)	28,721	59,776

Net loss for the period	-	-	-	-	-	(1,901)	(1,901)
Foreign currency translation	-	-	-	-	(600)	-	(600)
Issuance of ordinary shares, net of issuance costs	62,500	-	2,076	-	-	-	2,076

As of June 30, 2024	11,062,500	9	30,570	2,806	(854)	26,820	59,351

As of January 1, 2025	11,062,500	9	30,570	2,806	(1,108)	13,239	45,516

Net loss for the period	-	-	-	-	-	(3,826)	(3,826)
Foreign currency translation	-	-	-	-	520	-	520

As of June 30, 2025	11,062,500	9	30,570	2,806	(588)	9,413	42,210

F-4

FENBO HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands, except for share and per share data, or otherwise noted)

	For the six months ended June 30,
	2024	2025	2025
	HK$’000	HK$’000	US$’000

Operating activities
Net loss	(1,901)	(3,826)	(487)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	255	269	34
Amortization of right to use assets	2,721	3,664	467
Interest on lease liabilities	60	274	35
Loss on disposal of property, plant and equipment	-	-	-
Change in operating assets and liabilities:
Change in accounts receivable	(14,573)	7,147	910
Change in inventories	(962)	1,977	252
Change in prepaid expenses and other current assets	(4,269)	242	31
Change in accounts payable	2,832	(1,807)	(230)
Change in other payables and accrued liabilities	(4,233)	(723)	(92)
Payments on lease	(3,229)	(3,715)	(473)
Net cash (used in) provided by operating activities	(23,299)	3,502	447

Investing activities
Purchase of property, plant and equipment	(37)	(47)	(6)
Net cash used in investing activities	(37)	(47)	(6)

Financing activities
Proceeds from issuance of ordinary shares	2,076	-	-
Advances from (to) related parties	693	(2,676)	(341)
Net cash provided by (used in) financing activities	2,769	(2,676)	(341)

Net (decrease) increase in cash	(20,567)	779	100
Effect on exchange rate change on cash	125	5	0

Cash as of beginning of the period	46,342	27,476	3,500

Cash as of the end of the period	25,900	28,260	3,600

Supplementary Cash Flows Information
Cash paid for interest	304	479	61
Cash paid for taxes	62	5	1

F-5